1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

June 9, 2015

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)

Files Nos. 333-164077, 811-22375

Dear Ms. Miller:

In a March 18, 2015 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 35 (“PEA 35”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 37 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on January 30, 2015. PEA 35 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C and Class R shares of the PIMCO RAE Fundamental Emerging Markets Fund, PIMCO RAE Fundamental Global Fund, PIMCO RAE Fundamental Global ex-US Fund, PIMCO RAE Fundamental International Fund, PIMCO RAE Fundamental US Fund and PIMCO RAE Fundamental US Small Fund, each a new series of the Registrant (each a “Fund,” collectively the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 35.

Prospectuses—All Funds

Comment 1: Each of the Funds intends to use prior performance in the Fund Summary and/or related account performance in the statutory prospectus. Given that the performance presentations are not yet complete, the Staff would appreciate an opportunity to review completed versions of these performance presentations prior to the effective date of the registration statement, and will reserve comments until that time. Please submit substantially complete performance presentations for each Fund through supplemental correspondence at least one week prior to the Funds’ definitive filing so that the Staff may review and comment on the performance presentations at that time.

US    Austin    Boston    Charlotte    Hartford    Los     Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing    Hong Kong

Amy Miller June 9, 2015 Page 2

Response: Comment accepted. On May 28, 2015, counsel to the Registrant provided Ms. Miller substantially complete performance presentations for each Fund through separate correspondence. We note that three of the six Funds have adopted the performance record of their corresponding predecessor private fund, while the other three Funds have not. No Fund has disclosed adviser-related performance in its definitive statutory prospectus.

Comment 2: Each Fund’s fee table discloses certain fee waivers and expense reimbursement arrangements wherein PIMCO may recoup certain waivers and reimbursements in future periods “not exceeding three years”. Revise the disclosure to clarify that the “three year” period is measured from the date the applicable expense is incurred, and make conforming edits to other sections of the prospectus wherever this terminology is used. Also confirm that these arrangements are contractually in place for at least one year following the effective date of the registration statement, the agreements are filed as exhibits to the registration statement and the effect of these arrangements are only reflected in Year 1 of the expense example (if the adviser can unilaterally terminate the arrangement prior to the Year 3 period of the expense example).

Response: The footnotes to the Funds’ fee tables describe two separate fee waiver and/or expense reimbursement agreements that have recoupment provisions – the Expense Limitation Agreement and the Fee Limitation Agreement. The footnotes to the PIMCO RAE Fundamental Global Fund and PIMCO RAE Fundamental Global ex-US Fund also disclose a third fee waiver agreement that does not have a recoupment provision – the Fund of Funds Fee Waiver Agreement.

Pursuant to the terms of the Expense Limitation Agreement, the Organizational and Trustee Fee Expenses (“Expenses”) for each Class of the Funds are annualized monthly as of the last day of the month, and if they exceed a limit set forth in the Expense Limitation Agreement, PIMCO must waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the applicable Fund, by an amount sufficient to reduce the Expenses below the limit for that month. If in any month the estimated Expenses of any Class of the Funds for that month are less than the limit, PIMCO is entitled, under certain conditions, to reimbursement by the applicable Fund of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement during the previous 36 months.

Pursuant to the terms of the Fee Limitation Agreement, PIMCO has agreed to waive each Fund’s Advisory Fee by a certain amount. Advisory Fees for each Class of the Funds are annualized monthly as of the last day of the month. In any future month in which the Investment Advisory Contract for the Funds is in effect, PIMCO is entitled to reimbursement by the applicable Fund of any portion of the Advisory Fee waived, reduced or reimbursed pursuant to the Fee Limitation Agreement during the previous 36 months under certain conditions, including that the reimbursement, together with the Fund’s organizational and pro rata Trustee fees, may not exceed the limit set forth in the Expense Limitation Agreement.

Amy Miller June 9, 2015 Page 3

Accordingly, we believe the 36 month recoupment provisions in both the Expense Limitation Agreement and Fee Limitation Agreement are adequately described in the Registrant’s registration statement and that they are consistent with the Staff’s comment given that PIMCO may only recoup expense reimbursements and fee waivers within a 36 month period following the expense reimbursement and/or fee waiver, as applicable.

In addition, we hereby confirm that: (i) the reduced Fund expenses attributable to the Expense Limitation Agreement and Fee Limitation Agreement are reflected only in Year 1 of a Fund’s Expense Example, not Year 3; (ii) the Expense Limitation Agreement and Fee Limitation Agreement have been filed as exhibits to the Funds’ registration statement; and (iii) that the agreements have an initial term such that they are scheduled to remain in place for at least one year following the effective date of the Funds’ prospectuses.

Comment 3: The RAE Fundamental Emerging Markets Fund will invest under normal circumstances at least 80% of its assets in investments that are economically tied to emerging market countries. Add a brief description to the Principal Investment Strategies describing which countries are considered to be emerging markets and what is meant by “economically tied.” The Staff also suggests revising the “economically tied” test disclosed in the back of the prospectus to establish a test based on issuers with at least 50% of revenues derived from an emerging market country.

Response: The Registrant respectfully declines to revise the Principal Investment Strategies to address the countries considered to be emerging markets and what is meant by “economically tied.” However, as noted by the Staff’s comment, the Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities—Emerging Market Securities section of the prospectus provides this information, in relevant part, as follows:

The Fund may invest in securities and instruments that are economically tied to developing (or “emerging market”) countries. The Sub-Adviser generally considers an instrument to be economically tied to an emerging market country based on the country of primary listing, the issuer’s domicile and the issuer’s country of incorporation. When these factors conflict, the Sub-Adviser will consider additional factors, such as the domicile of the issuer’s parent company, the issuer’s management location, the issuer’s source of sales, and the issuer’s reporting currency, for purposes of determining whether an instrument is economically tied to an emerging market country. The Sub-Adviser has broad discretion to identify countries that it considers to qualify as emerging markets. In exercising such discretion, the Sub-Adviser identifies countries as emerging markets consistent with the strategic objectives of the Fund. For example, the Sub-Adviser may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is considered an emerging market country for purposes of constructing emerging markets indices.

Amy Miller June 9, 2015 Page 4

We note that the test set forth above is the test utilized by the Sub-Adviser, and replaces the Adviser’s “economically tied to emerging markets” test that was set forth in PEA 35.

Comment 4: Certain Funds’ Principal Investment Strategies refer to investment selections determined by “fundamental size.” Expand the description of the “fundamental” methodology. Also consider revising fundamental “size” if that refers to scores/rankings of issuers based on a fundamental index methodology, as opposed to the “size” of the issuer.

Response: Comment accepted. The Registrant has revised each Fund’s Principal Investment Strategies section in consideration of the Staff’s comment. Most references to “fundamental size” have been deleted from the Principal Investment Strategies sections.

Comment 5: In the Investment Adviser/Portfolio Manager section, confirm all three portfolio managers “jointly” manage the portfolio, or describe the role each portfolio manager will perform with respect to managing the portfolio.

Response: Confirmed. All three portfolio managers will jointly manage each Fund’s portfolio. Accordingly, no changes have been made in response to the Staff’s comment.

Comment 6: The RAE Fundamental Emerging Markets Fund’s Characteristics and Risks of Securities and Investment Techniques—Investment Selection includes a reference to “U.S. companies” that appears to be a typo. Please revise. This section also discusses “fundamental size” as referenced in comment 4 above, so please revise this section in accordance with any revisions in response to comment 4.

Response: Comment accepted. The Fund’s Investment Selection section has been revised to fix the typo and delete discussion of “fundamental size.”

Comment 7: The Funds’ Characteristics and Risks of Securities and Investment Techniques—Temporary Defensive Positions section states the Funds may depart from their Principal Investment Strategies for “temporary or defensive purposes.” Form N-1A contemplates taking “temporary defensive” positions, not “temporary or defensive” positions.

Amy Miller June 9, 2015 Page 5

Response: The Registrant reviewed its current disclosure against the instruction referenced in the Staff’s comment. Although not identical, the Registrant believes the current disclosure is substantially consistent with the instruction. Accordingly, no changes have been made in response to this comment.

Comment 8: The RAE Fundamental Global Fund’s fee table footnote 4 relates to certain pass-through expenses that are not waived or reimbursed. Consider shortening this footnote.

Response: The footnote states “Certain fees and expenses are not waived or reimbursed, such as direct or indirect (through an Acquired Fund) interest expense or dividends paid on borrowed securities, and the expense of investing in Acquired Funds other than certain PIMCO funds. The amount of such expenses will vary based on the Fund’s use of those investments as an investment strategy best suited to seek the objective of the Fund.” The Registrant has reviewed the footnote in light of the Staff’s comment, but ultimately determined that it was appropriate as is. Accordingly, no changes have been made to the footnote in response to the Staff’s comment.

Comment 9: The Staff believes all Funds with “Global” or “International” in their name should disclose a policy to invest a significant portion (e.g., 40%) of their assets in non-US securities.

Response: Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.1 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States), and “international” investment companies by suggesting that an investment company with “international” in its name invest in securities of issuers in at least three different countries outside the United States.2 Accordingly, the Registrant believes the “global” and “international” Funds’ current disclosure regarding the number of countries in which such Funds will invest is sufficient.3

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 at n. 42 (Jan. 17, 2001) (“35d-1 Adopting Release”).
[2]	See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).
[3]	For example, the PIMCO RAE Fundamental International Fund discloses it will normally be “economically tied to at least three foreign (non-U.S.) countries,” the PIMCO RAE Fundamental Global Fund discloses it will be “economically tied to at least three countries (one of which may be the U.S.)” and the PIMCO RAE Fundamental Global ex-US Fund discloses it will be “economically tied to at least three non-U.S. countries.”

Amy Miller June 9, 2015 Page 6

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.4 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount” or “40%”) would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

Comment 10: At the beginning of the Principal Investment Strategies for the two “Global” funds of funds, consider adding a close parenthesis after the last use of an underlying fund’s defined term to break up the sentence for plain English readability.

Response: Comment accepted. The Registrant has revised the “Global” Funds’ Principal Investment Strategies to add a closed parenthesis as suggested by the Staff’s comment.

Comment 11: For the two “Global” funds of funds, each Fund refers to investment in the “2,500 largest companies”. Please clarify where that number comes from in light of the Underlying Funds’ eligible investments. Also, consider clarifying the second paragraph of each fund of funds’ Principal Investment Strategies as the description seems confusing if the funds are primarily investing in Underlying Funds.

Response: Comment accepted. The “Global” Funds’ Principal Investment Strategies have been revised to improve their plain English readability. All references to the “2,500 largest companies” have been deleted.

[4]	See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Amy Miller June 9, 2015 Page 7

Comment 12: Confirm whether the Characteristics and Risks of Securities and Investment Techniques—Small-Cap and Mid-Cap Companies section is included in each Fund’s prospectus, if applicable, and confirm that the risk is applicable to the Funds if they do not invest in issuers based on traditional cap-weighted metrics.

Response: Comment accepted. The Registrant has revised this sub-section and retitled it as “Small Companies.” The sub-section now refers to the ranking of companies by fundamental size as opposed to traditional cap-weighted metrics.

Comment 13: The first sentence of the PIMCO RAE Fundamental Global ex-US Fund’s Principal Investment Strategies describes a three-pronged strategy. Consider clarifying which aspects of this three-pronged strategy the Fund will actually implement. For example, if the Fund will typically implement only some portion of this three-pronged strategy, consider emphasizing that portion and moving the other portions of the strategy to a latter part of the prospectus. Also, the second prong refers to “equity securities of small companies.” Clarify what is meant by a “small company.”

Response: The three-pronged strategy describes the Fund’s primary principal investment strategy (i.e., investments in a combination of specific Underlying Funds, equity securities and other eligible investments permitted to be held by the Underlying Funds’ portfolios). As disclosed elsewhere in the prospectus, “[m]ost of these securities and investment techniques are discretionary, which means that the Sub-Adviser can decide whether to use them or not.” While the Fund is permitted to implement some or all of the “three-pronged” strategy, it is not required to invest in all three prongs of the strategy. Accordingly, no revisions to the disclosure have been made in response to that portion of the Staff’s comment.

With regard to what is meant by “small companies,” the Characteristics and Risks of Securities and Investment Techniques—Small Companies section of the prospectus describes “small companies,” as follows:

The Fund may invest in small companies. The Fund ranks company size by fundamental size, as determined by the Sub-Adviser, rather than by market capitalization. Investments in small companies involve greater risks than investments in large companies. Small companies may not have an established financial history, which can present valuation challenges. The equity securities of small companies may be subject to increased market fluctuations, due to less liquid markets and more limited managerial and financial resources, among other factors. The Fund’s investments in small companies may increase the volatility of the Fund’s portfolio.

Amy Miller June 9, 2015 Page 8

Comment 14: Since the PIMCO RAE Fundamental Global ex-US Fund uses “ex-US” in its name, it should adopt a names rule policy to invest at least 80% of its assets in non-US securities.

Response: The use of “Global ex-US” in the Fund’s name is intended to convey an investment strategy economically tied to a number of countries throughout the world, consistent with prior SEC guidance on the use of “global” or “international” in a fund’s name.5 In that sense, “Global ex-US” is best viewed as a synonym for “international.” The Fund did not use “international” in its name, in part, to avoid potential confusion with the PIMCO RAE Fundamental International Fund, an Underlying Fund in which the Fund may invest. As noted above in response to comment 9, the Fund discloses it will be “economically tied to at least three non-U.S. countries,” which is consistent with other “international” funds generally, and other PIMCO-advised “international” funds specifically.

In terms of how the Fund’s assets will be invested, the Fund’s principal investment strategies do not call for any material portion of the Fund’s assets to be invested in instruments economically tied to the United States.6 Accordingly, while the Registrant respectfully declines to adopt the investment policy suggested by the Staff’s comment, we note that the Fund is anticipated to have at least 80% (and typically greater than 80%) of its assets economically tied to non-U.S. countries, either through direct investments or indirect (through an Underlying Fund) investments.

Comment 15: For the PIMCO RAE Fundamental US Small Fund, disclose what is meant by “small companies.” Also, where the Fund’s Principal Investment Strategies refers to selecting investments from “companies outside the 1,000 largest companies ranked by fundamental size,” consider bolding or underlining “outside the 1,000 largest” to emphasize that the Fund invests in small companies.

Response: Please see the response to comment 13 above for a description of what is meant by “small companies.” With respect to the “outside the 1,000 largest” language, the Registrant reviewed this phrasing in light of the Staff’s comment, but ultimately determined that it was appropriate as is.

[5]	See 35d-1 Adopting Release, at n. 42.
[6]	As disclosed in the Fund’s Principal Investment Strategies, “[t]he Fund seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in (i) Institutional Class shares of the PIMCO RAE Fundamental International Fund (“International Fund”) and the PIMCO RAE Fundamental Emerging Markets Fund (“Emerging Markets Fund”) (together, the International Fund and the Emerging Markets Fund are referred to as the “Underlying Funds”), (ii) equity securities of small companies economically tied to non-U.S. countries, and (iii) securities that are eligible investments for the Underlying Funds.

Amy Miller June 9, 2015 Page 9

SAI

Comment 16: The SAI states the funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 10, as filed August 31, 2011, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,7 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 35 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 35, including those registered after June 30, 2011 such as the Funds, have adopted the same policies. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Comment 17: The SAI states, “Subject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that each fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries.

[7]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

Amy Miller June 9, 2015 Page 10

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the Funds’ concentration policy, which provides that a Fund may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the Funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.8 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a Fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the Fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the Funds’ concentration policy does not restrict a Fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.9

*              *              *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 35 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

[8]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).
[9]	Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

Amy Miller June 9, 2015 Page 11

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan G. Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP
Brendan C. Fox, Dechert LLP

PIMCO Equity Series

650 Newport Center Drive

Newport Beach, California 92660

VIA EDGAR

June 9, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 35 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 37 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on January 30, 2015 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•	comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

President

cc:	Douglas P. Dick
Adam T. Teufel
Joshua D. Ratner
Ryan G. Leshaw